LUMOHS

Standardizing safety in the most common procedures in medicine and aesthetics




lumohs.com Delray Beach, FL 𝕏 in ▶ f ⊙ ♪

Highlights

① Thousands of devices sold. Gen 2 launched with strong paid upgrade conversion and pre-order demand.

② Founder is a 30+ year clinician who built and uses lumohs for his own practice.

③ Notable personal investors from ex-Google/Wing VC and other notable venture investors.

④ Already raised $2M+ from Ex-CEO's Citrix, Digital Ocean, PPOM (Health ins.) & other notable execs.

⑤ Aesthetics-first entry with expansion into surgical & defense applications-$100B+ market opportunity

⑥ A "Harry's Razor"–style model built with proprietary blade cartridges with recurring revenue & SAAS.

7 Capital-efficient: validated platform, scaled manufacturing, expanding device portfolio & reach.

8 lumohs controls manufacturing of hardware, consumables, & software platform with moat of 25+ patents

Featured Investors



Mark Templeton 　Follow

Mark B. Templeton is an American businessman. He served as the President and CEO of Citrix Systems, Inc. from 2001 to 2015. As well as CEO of Digital Ocean.

"I invested in the lumohs platform because I believe deeply in the founder—his creativity, steady judgment, and disciplined, capital-efficient approach. He's turning real clinical workflow pain into a scalable, recurring-revenue platform that can serve both professionals and consumers."



Sunil Potti 　Follow

Sunil is a Venture Partner at Wing Venture Capital & board Member at Hydrolix. Sunil led Google's security business for 6+ yrs of record growth incl.major M&A. Prior to Google, Sunil lead as Chief P & D officer at Nutanix, scaled to global enterprise co.

"I'm interested in companies that combine hardware, software, and data into defensible platforms. This team is building real infrastructure around everyday clinical workflows."



Steve Dow 　Follow

Steve has been a venture investor for over 40 years. His involvement usually began pre-revenue and continued through IPO and/or acquisition. He is currently a board member at Dataminr, a cutting-edge AI application company, and other private projects.

"I've been an early stage investor for decades. The most compelling investments are those applying new technology and design to a known problem with which the founders have experience. The Lumohs team is doing that with a clinical category in need of innovation."


Rich Rogel [Follow]

Mr. Rogel was the founder & CEO of Preferred Provider Organization of Michigan (PPOM). PPOM won awards as Michigan's fastest growing private company & placed 40th on Inc 500. Mr. Rogel graduated as valedictorian from the Univ. of Mich. Business School.

"I've spent my career building healthcare platforms that scale safely. What resonated here is Lumohs' team's focus on turning routine clinical tools into standardized, repeatable businesses where safety and adoption go hand in hand."


Jeff Cohen [Follow]

Board Certified as a Specialist in Health Law. 30 years of targeted healthcare law experience, Mr. Cohen's background and expertise is in transactional healthcare and corporate matters.

"From a healthcare and regulatory perspective, this company is approaching product development and expansion with the discipline needed to build something lasting."
I've known Steve for decades and have enjoyed watching him master the elements of building companies with massive value. It was an easy decision or me to bet on this "jockey."


Robbie Baker [Follow]

A Board Certified Civil Trial Attorney in the State of Florida. In practice for over 30 years and have recovered in excess of 400 million dollars on behalf of injured victims

"I was drawn to the company's emphasis on safety, standardization, and improving outcomes in everyday procedures—areas where small innovations can have meaningful impact."


Craig Sterling [Follow]
Syndicate Lead

Invested $155,000

I'm a serial angel investor and practicing dentist/healthcare professional for the last 35 years.

"I have practiced dentistry for 35 years, working daily with clinical tools where precision, visibility, and safety are essential. I also bring 30 years of disciplined angel investing experience, focusing on strong founders and real-world utility experience, focusing on strong founders and real-world utility. I invested in Lumohs after previously achieving an excellent return with the same founder. The device reduces blade injury risk and adds integrated lighting, addressing practical clinical needs and improving workflow, safety, and efficiency."

Team



Steven Hacker President & CEO

Founder of multiple companies with prior exits including Skinstore.com (eventually owned by Walgreens) , and PassportMD, and Hacker Dermatology. Over 30 patents to his credit.

in X



Zack Monninger VP, Product Development

Zack has worked in the defense and aerospace sectors for Lockheed Martin as senior mechanical engineer and then in the fields of thermal imaging, night vision and infrared cameras. Unusual for a mechanical engineer, Zack also has an MBA



Amina Venton Program & IT Lead

Amina's expertise is in full-stack software development, natural language processing, & automation. At Nano , she leads program coordination, IT systems, automation, data organization, platform reliability, & scalable tools for product development.



Craig Rettew Electrical Engineer

15+ years of experience to design, test, and produce any electrical design.



Stephanie Hess Operations & Regulatory

Experience with operations, Supply chain management and CRM in medical device industry for last 10 years.

It is time to expect more



Lumohs was built to solve a problem clinicians have quietly accepted for decades.

Clinicians and staff routinely handle exposed surgical blades.

For more than 30 years, Dr. Steven Hacker has ran a busy clinical practice where minor procedures were performed every day. Over that time, he repeatedly saw trained medical assistants and nurses injure themselves while handling razor-sharp blades.

- Cuts to the hands.
- Blood exposure.
- Trips to urgent care or the ER.
- Lost workdays and liability for clinics.

These incidents were rarely treated as extraordinary. They were accepted as part of the job.

At the same time, procedural visibility during many minor procedures remains limited. Lighting is often inconsistent, obstructed by hand shadowing, prohibitively expensive, or unavailable in many real-world environments.

When procedures are performed millions of times each year, these risks add up quickly. Yet the core instrument used in these workflows, the handle, has barely evolved. Blade loading remains manual.

The hidden cost of unsafe workflows

When injuries occur, the impact extends far beyond the individual incident. Hand lacerations, and blood exposure translate into lost staff time, disrupted schedules, workers' compensation claims, urgent care visits, and administrative overhead. Even minor injuries can remove trained personnel from the floor, slow patient throughput, and introduce operational friction into otherwise routine procedures.

These injuries are not the result of complex medical decisions—they occur during interaction with exposed blades.

Across high-volume practices these inefficiencies compound. Clinics lose productivity, incur avoidable costs, and accept slower patient turnover because the underlying tools were never designed with safety and visibility as integrated system requirements.

The workflow problem hiding in plain sight

High-volume procedures across aesthetics, dermatology, and minor surgery still rely on manual blade handling. Professionals are required to load and eject exposed blades by hand, creating an unavoidable occupational risk.

At the same time, limited illumination and hand shadowing reduce visibility at the point of care, increasing the likelihood of imprecision during routine procedures.

Despite the scale of these procedures, the tools used in these workflows have changed very little. The handle itself has become commoditized, and meaningful innovation has stalled.

Redesigning the system, not the behavior


lumohs pro
lumohs
lumohs
PRODUCT SUITE
The Lumohs Device Family
Precision-engineered instruments for illuminated, safe dermaplaning procedures.
01 Lumohs Pro
FLAGSHIP
Rechargeable, reusable handle with touchless blade loading & on-axis illumination
02 Single-Use Lumohs
NEW
Disposable handle for high-volume or mobile practice settings
03 Lumohs Eclipse
PRO
Advanced illumination variant for enhanced procedural visibility
04 Lumohs Loaders
CONSUMABLE
Proprietary blade cartridges — hands-free, touchless loading system
LUMOHS™
"Precision instruments, engineered for clinical confidence."
CONFIDENTIAL

The Lumohs team approaches the problem differently. Rather than improving a single component, Lumohs redesigns the workflow itself.

First, blade handling risk is eliminated. Manual loading and ejection are replaced with a touchless cartridge system that removes direct contact with exposed blades.

Second, provider visibility is enhanced. Illumination is

integrated directly into the instrument, delivering consistent, on-axis light to the point of care.

The result is a safer, faster, and more consistent workflow that fits seamlessly into existing clinical practice. Clinicians do not need to change how they work. They simply work with a better system.


CLINICAL WORKFLOW
Where Lumohs Pro Fits in the
Esthetician's Procedure Workflow
Cleanse & Prep
Dermaplane with Lumohs Pro
Advanced safety device
Apply Product
Treatment
Hydrafacial
Microneedling
Peel
Moisturize
LUMOHS™
"Precision instruments. Intelligent platform. Recurring value."
CONFIDENTIAL

A platform built for durability and scale

Lumohs is not a single device. It is a vertically integrated platform that combines proprietary hardware, patented consumables, and software-enabled workflows.


BUSINESS MODEL
The Lumohs Ecosystem
HARDWARE
Devices
Purpose-built instruments for safe, illuminated dermaplaning procedures
Lumohs Pro — rechargeable, reusable
Single-Use Lumohs
Lumohs Eclipse
Lumohs Loaders
01
CONSUMABLES
Consumables
Proprietary single-use components that drive predictable repeat revenue
Lumohs blade cartridges
Hands-free Lumohs loaders
02
PLATFORM
Software
Lumoglo™ App — the intelligence layer connecting device, provider, and patient
Workflow intelligence
Treatment documentation
GlowScore™ outcomes tracking
Device telemetry
03
GROWTH ENGINE
Recurring Revenue
A compounding revenue model built on consumables and software subscriptions.
Hardware refill subscriptions
Lumoglo™ software subscriptions
Strong upgrade conversion
Single-Use Lumohs — launching next
04
LUMOHS™
"Precision instruments. Intelligent platform. Recurring value."
CONFIDENTIAL

Hardware enables adoption. Proprietary cartridges create repeat usage. Software supports training and procedural consistency. Together, these elements transform a historically commoditized instrument into a scalable platform with recurring usage.

From device to intelligent platform

Lumohs is designed not only as a procedural tool but as a

connected platform.

Future versions of the device integrate Bluetooth connectivity with a mobile application and cloud data infrastructure. During a dermaplaning session, the device can capture procedural telemetry such as blade angle, motion patterns, stroke cadence, session duration, and lighting settings.

This information can be paired with AI facial scans performed before and after treatment to measure objective skin outcomes such as texture, pores, moisture, radiance and redness.

Over time this creates a unique dataset linking dermaplaning technique with measurable skin results.



INTELLIGENT PLATFORM
From device to connected platform
01 HARDWARE
Illuminated Handle
On-axis LED illumination with Bluetooth connectivity
02 CONSUMABLES
Touchless Cartridges
Proprietary blade loaders — single-use, sterile, repeatable
03 SOFTWARE + DATA
Lumoglo™ App
Procedural telemetry, AI facial scans, outcome tracking
GLOWSCORE™
94
Technique Score 91
Skin Parameters (Radiance, Texture, etc.) 97
Converts session telemetry + skin scans into a simple, measurable performance score.
LUMOHS™
"Safer outcomes, elevated standards — procedure by procedure."
CONFIDENTIAL

This data can support practitioner feedback, training tools, and outcome-based skincare insights while helping standardize technique across industry.

Example: GlowScore

Lumohs is developing a simple performance metric called GlowScore.

GlowScore converts dermaplaning session data and measured skin outcomes into an easy-to-understand score that reflects both technique quality and skin improvement.

For practitioners, this provides feedback and training insights.

For clients, it creast a measurable way to track skin improviement over time.

Glow Score represents on example of how connected devices and outcome measurement can transform dermaplaning into a measurable procedure rather than an artisanal technique.

Why aesthetics is the starting point:

Hear directly from the founder, Dr. Steven Hacker alongside leading esthetician instructors (and watch Lumohs in action

in the video below).



Why I Built Lumohs: Eliminating Blade Injuries in Everyday P...
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The Problem- Outdated
dangerous blade changing
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Dermaplaning is now a standard component of professional facials across the United States. Approximately 150,000 licensed estheticians perform roughly 150,000 dermaplaning procedures each day, before accounting for all other surgical use. That represents an enormous number of blade-handling events occurring daily.

The Lumohs team chose aesthetics as the entry market because it combines high procedure volume with rapid adoption of new professional tools. From this foundation, the same platform expands naturally into dermatology, surgery, emergency medicine, and defense applications.

Importantly, lumohs was designed from the outset as a touchless blade-handling platform, not a single-use cosmetic tool. While Nano Surgical remains focused on professional aesthetics today, this design creates long-term enterprise optionality, including potential relevance in robotic and hybrid surgical settings, without changes to our current roadmap.

Why Now



BUSINESS MODEL
The Lumohs Revenue Flywheel
01
Hardware Sales
Lumohs Pro, Eclipse & Loaders
DEVICE REVENUE
CONSUMABLE REVENUE
04
Recurring Revenue
Subscriptions compound growth
LUMOHS
PLATFORM
02
Consumables
Blade cartridges & loader refills


↑ RECURRING USAGE
03
Software & Data
Lumoglo™ App & GlowScore™
↑ SOFTWARE REVENUE
LUMOHS™
"Each revolution compounds the next."
CONFIDENTIAL

Several industry shifts make this the right moment to modernize procedural tools.

The aesthetics market has grown rapidly over the past decade, and dermaplaning is now a routine procedure performed hundreds of thousands of times each day.

Clinics and medical practices are increasingly focused on occupational safety and work flow efficiency, particularly as staffing shortages make injuries and lost workdays more costly.

At the same time, connected devices and measurable outcomes are becoming standard expectations across healthcare and professional beauty.

Advances in electronics miniaturization, mobile software, and manufacturing now make it possible to integrate illumination, connectivity, and analytics directly into handheld instruments.

Together these shifts create a clear opportunity to modernize a tool that has remained largely unchanged for decades.

Proof that the platform works


REVENUE ARCHITECTURE
The Lumohs Sales Funnel
Device
HARDWARE SALES
Consumables
RECURRING REFILLS
Subscriptions
SOFTWARE + BUNDLES
↑ LTV
(Lifetime Value per Provider)
LUMOHS™
"Every device sold opens a lifetime of recurring revenue."
CONFIDENTIAL

The lumohs platform has already demonstrated real-world demand with real-world execution.

Thousands of first-generation lumohs devices have been sold into the professional and clinical market. Second-generation

into the professional and clinical market. Second-generation devices have launched with strong upgrade conversion rates and pre-order demand. Manufacturing, regulatory pathways, and operational infrastructure are now established.

Nano Surgical is no longer searching for product-market fit. The focus is now on scaling production, expanding distribution, and increasing recurring consumable usage.

Expansion without reinvention

The next phase of growth builds on the existing platform.

A key milestone is the upcoming Single-Use lumohs Sterile Handle, designed for environments where reusable tools are impractical or not permitted. These environments includes clinics, emergency response, military medicine, and field medical settings where disposable workflows are required and lighting is often limited. Lumohs can serve these environments while maintaining the same touchless blade-handling system and integrated illumination.

Defensibility rooted in design and execution

Nano Surgical has built a defensible ecosystem around the Lumohs platform. The company holds more than 20 patents and a dozen more pending , primarily utility patents, covering blade loading mechanisms, illumination systems and cartridge architecture. By controlling both the hardware and the proprietary consumables that enable the system, Nano Surgical creates a durable competitive advantage that is difficult to replicate.

Made in USA

Vertically integrated from day one.

Nano Surgical owns the molds, the tooling, and all device designs outright. This give Nano Surgical full control over production quality, cost structure and the ability to iterate rapidly without dependency on third party IP.

Our FDA compliant U.S. manufacturing partner produces every device domestically- supporting regulatory alignment and quality standards.


MANUFACTURING
Made in the USA
Vertically integrated from day one.
Nano Surgical owns the molds, the tooling, and all device designs outright. This gives the company full control over production quality, cost structure, and the ability to iterate rapidly without dependency on third-party IP.
We Own the Molds
Full tooling ownership, no licensing dependency
We Own the Designs
All IP, CAD, and device architecture in-house



Founder-market fit at the center

Lumohs exists because its founder experienced the problem firsthand.

Dr. Steven Hacker is a dermatologist with more than 30 years of clinical experience who built the product he wanted to use in his own practice. That clinical perspective informs the design, safety priorities, and practical realities of adoption.

Why the Lumohs team chose Wefunder

Wefunder allows Nano Surgical to align it's customer with it's long-term mission. Practitioners understand this problem directly because they experience it every day. By giving clinicians and users the opportunity to become shareholders, the company builds a community that is financially and operationally invested in the platform's success.

Use of capital

Capital from this round will be used to:

- expand manufacturing inventory tooling,

- increase production capacity,

- scale distribution and go-to-market execution,

- continue development of the Lumohs platform.

Looking ahead

Nano Surgical is building a future where procedural safety is designed directly into the tools clinicians use every day.

By combining touchless blade handling with integrated illumination, Lumohs improves safety and visibility across millions fo procedures performed each year.

The company is now scaling manufacturing, expanding distribution and growing the Lumohs Platform.

Invest in Nano Surgical and help modernize procedural safety.

lumohs Why a Dermaplaning Expert Is Switching to Lumohs Pro #lu...



in the way that it safeguards both the esthetician and

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lumohs   STOP BLEEDING FINGERS IN THE OR | A Safer, Touchless S...

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